Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

 Fax (801)355-7126

Bradley C. Burningham, Esq.

                 email lwb@burninglaw.com

July 13, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Jill S. Davis, Branch Chief

Via Facsimile: 202-772-9368 or 202-772-9369

Re:

Bullion Monarch Mining, Inc.

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Filed September 20, 2007

Form 10-QSB for Fiscal Quarter Ended January 31, 2008

Filed March 17, 2008

Response Letter Dated July 23, 2008

Response Letter Dated January 16, 2009

File No. 1-03896

Dear Ms. Davis:

The following Memorandum Regarding Accounting Treatment has been prepared by the Company's accountants and attorneys regarding the accounting questions posed by the Securities and Exchange Commission in its comment letters commencing June 5, 2008, and related telephone conversations, respecting its review of the reports of the Company listed above.

Memorandum Regarding Accounting Treatment

Introduction and Question

The purpose of this memorandum is to discuss the basis for reporting the assets and liabilities of New Bullion as it emerged from a reorganization process in connection with the administrative dissolution of Old Bullion.

Specifically, the memo answers the question:  Should New Bullion record the assets and liabilities received from Old Bullion at fair value or at cost?

Background:

Bullion Monarch Mining, Inc. (“Old Bullion”) was incorporated in the State of Utah on May 13, 1948, under the name of “Bullion Monarch Mining Company.”  In 1999, Old Bullion was administratively dissolved by the State of Utah for failing to file its annual reports with the Utah Department of Commerce.  It subsequently organized “Bullion Monarch Mining, Inc.,” a Utah corporation (referred to herein as “New Bullion”), and effected a court approved reorganization whereby each shareholder of Old Bullion exchanged rights in Old Bullion for a like number of shares in New Bullion that each such shareholder previously owned in Old Bullion following a fairness hearing (the “Fairness Hearing”) conducted by the Utah Division of Securities on September 26, 2006.

Old Bullion is an SEC registrant (i.e., no formal process to end the registrant status has been completed).   New Bullion has filed 1934 Act reports since the year ended April 30, 2004 (i.e.  10KSB, 10QSB, 8K) but has never filed registration document to become a registrant.  New Bullion retained the same ownership as Old Bullion.  New Bullion received all the assets and liabilities of Old Bullion (although, certain debts were exchanged for common stock of New Bullion).

Discussion:

Based on the accounting literature, New/Old Bullion considered three options to account for New Bullion after it emerged from the reorganization process described above.  These options are:

•

SOP 90-7 provides for “fresh start” accounting in certain circumstances, which is the restatement of assets and liabilities to fair value upon an exit from bankruptcy.

•

ARB 43 handles “quasi-reorganization” accounting, which is the restatement of the carrying values listed on the balance sheet to fair value.

•

SOP 90-7 also provides that if there is no exchange of resources or obligations during reorganization, the assets and liabilities should be retained on the balance sheets at historical cost.

Of note, two limitations restrict the use of fresh start accounting in the case of New Bullion.  These limitations provide that in order to use fresh start accounting the following must apply:

•

Total assets before emerging should be less than the value of the liabilities after reorganization

•

The owners prior to the reorganization must have less than 50% ownership after the reorganization

In connection with a quasi-reorganization, SAB Topic 5, Section S restricts the use of quasi-reorganization accounting to New Bullion because the Old/New Bullion reorganization would result in an increase in net assets under a quasi-reorganization analysis.

Conclusion:

New Bullion can be compared to an entity entering/exiting bankruptcy and/or effecting a quasi-reorganization. However, because New Bullion does not meet the criteria as explained in SOP 90-7, New Bullion does not qualify to use the fresh start method of accounting for reorganization.

Similarly, because the New Bullion reorganization would result in an increase in net assets, New Bullion  is restricted in its  use of quasi-reorganization accounting.

As a result of not qualifying for the fresh start accounting and being restricted in its use of quasi-reorganization accounting; and because there was no exchange of resources or obligations with regard to the remaining assets and liabilities, New Bullion should retain the assets and liabilities on the balance sheet at historical cost.  In addition, the beginning balance in New Bullion’s accumulated deficit will be taken to zero as an offset against additional paid-capital.   Finally; the liabilities exchanged for common stock will be accounted for as explained in FAS 15.

Sources:

Financial Accounting Standard No. 15: Accounting by Debtors and Creditors for Troubled Debt Restructurings (FAS 15)

FASB Technical Bulletin No. 81-6: Applicability of Statement 15 to Debtors in Bankruptcy Situations (as amended) (FTB 81-6)

Statement of Position No. 90-7 : Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7)

Financial Accounting Standard No. 128: Earnings per share (as amended) (FAS 128)

Accounting Principle Board Opinion No. 30: Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (as amended)(APB 30)

Accounting Research Bulletin 43, Chapter 7A: Quasi Reorganizations (ARB 43)

Financial Accounting Standards Board No. 141 and/or 141R, Business Combinations (FAS 141/141R)

Codification of Staff Accounting Bulletins, Topic 5: Miscellaneous Accounting--quasi-reorganizations

                SEC Section 210 (ASR 25): Conditions under which a quasi-reorganization can be effected

Thank you.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

cc.

Norman Gholson, Esq., Attorney-Adviser, Division of Corporation Finance

Kevin Stertzel, Division of Corporation Finance

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